UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Material Fact

Banco Bradesco S.A. informs its shareholders and the market in general that its Board of Executive Officers, at a meeting held today, decided to submit to the Board of Directors, which will resolve in a meeting to be held on June 29, 2018, the payment of interim interest on shareholders’ equity related to the first half 2018, at the amount of R$1,212,000,000.00, consisting of R$0.172465322 per common share and R$0.189711854 per preferred share.

If the proposal is approved:

a)       the shareholders benefitted will be those of record on June 29, 2018 (date of the declaration), with the shares being traded "ex-right" on interim interest as of July 2, 2018; and

b)    the payment will be made on July 16, 2018 based on the net amount of R$0.146595524 per common share and R$0.161255076 per preferred share, already deducting fifteen percent (15%) as withholding income tax, except for corporate shareholders who are exempt from said tax and will received the declared amount.

The interim interest on shareholders’ equity net of withholding income tax to be approved correspond to, approximately, 10 times the amount of interest on shareholders’ equity monthly paid and will be computed in the calculation of the mandatory dividends for the fiscal year, as provided in the bylaws.

Cidade de Deus, Osasco, SP, June 18, 2018

Sincerely,

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 19, 2017

BANCO BRADESCO S.A.

By:	/S/Moacir Nachbar Junior
Moacir Nachbar Junior Executive Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.